PETROTEQ CLOSES NON-BROKERED PRIVATE PLACEMENT

Toronto, Ontario, Canada and Los Angeles, CA, USA November 11, 2022, (NEWSFILE)  - Petroteq Energy Inc. (TSX-V:PQE) ("PQE", or the "Company), an oil company focused on the development and implementation of its proprietary oil sands extraction and remediation technologies, is pleased to announce that it has closed a non-brokered private placement (the "Private Placement") of 2,200,000 units of the company (each, a "Unit") at a price of C$0.05 per Unit, for aggregate gross proceeds to the Company C$110,000.

Each Unit issued in the Private Placement consisted of one common share in the capital of the Company (a "Common Share") and one-half of one common share purchase warrant (each whole warrant, a "Warrant", and together with the Common Shares, the "Securities"). Each Warrant is exercisable into one Common Share at a price of C$0.05 per Common Share until November 11,2024. All of the Securities issued pursuant to the Private Placement are subject to a four month and one day hold period in accordance with applicable Canadian securities laws.

The Company intends to use the net proceeds from the Private Placement to fund ongoing operations, general and administrative expenses.

The Company would like to clarify that pursuant to a press release dated September 30, 2022, the amount of debt to be settled pursuant to the debt settlement transactions is expected to be C$4,916,659.05 and not C$5,042,842.

CONTACT INFORMATION

Petroteq Energy Inc.

Executive@Petroteq.Energy

Tel: (800) 979-1897

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands at Asphalt Ridge without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. Petroteq's process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation. For more information, visit www.petroteq.energy.

15315 W Magnolia Blvd Suite 120
Sherman Oaks, CA 91403

Disclaimers:

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This new release contains forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in the management discussion and analysis section of our interim and most recent annual financial statements or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulators. We do not assume any obligation to update any forward-looking statements, other than as required by securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities law and may not be offered or sold in the "United States", as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

15315 W Magnolia Blvd Suite 120
Sherman Oaks, CA 91403